Horwitz & Cron	Four Venture Plaza Suite 390 Irvine, California 92618
Telephone: 949 . 450 . 4942 Facsimile: 949 . 453 . 8774

~ Via Federal Express ~

March 24, 2005

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director
    Office of Small Business
Mail Stop 0308
Washington, D.C. 20549

RE: REED’S, INC., a Delaware corporation
          Registration Statement on Form SB-2
      SEC File No.: 333-120451 ~ Filed November 12, 2004

Dear Mr. Owings:

This correspondence is in response to the comment letter of the United States Securities and Exchange Commission (the “Commission”) dated March 10, 2005 directed to the Issuer, REED’S, INC., a Delaware corporation (the “Company”). We have underlined each of the Comments of the Commission for ease of reference and now respond as follows:

FORM SB-2

1.
We reissue our prior comment 1. Your response states that Mr. Sharma is not an underwriter because Section 2(a) (l 1) expressly excludes from the definition of an underwriter “a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributor’s or selling commission.” Please tell us in reasonable detail the precise nature of services that Mr. Sharma will perform in relation to this offering, and tell us how his function and commission are consistent with Rule 141 of the Securities Act.

The underwriter for the subject offering is Brookstreet Securities Corporation. Brookstreet is comprised of 450 independent contractor registered representatives. Mr. Sharma is one of these registered representatives. Mr. Sharma has/will provide the following services in connection with the subject offering: (a) he brought this transaction to the attention of the underwriter’s management; (b) he has provided and will continue to provide business consulting services to the Company and (c) he will be involved in marketing this offering, along with other independent representatives of Brookstreet. He will receive the same compensation that all other independent representatives receive who source investors who participate in the subject offering. Rule 141 focuses upon situations where an underwriter is under common control with an issuer. This is not the case in the subject transaction. Neither Mr. Sharma nor Brookstreet are under common

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

control with the issuer. Both Mr. Sharma and Brookstreet are independent contractors relative to each other, as well as relative to the issuer.

Prospectus Back Cover Page

2.	We note your response to our prior comment 7. We do not find the requisite language on dealer prospectus delivery obligations. We reissue the comment.

We have converted the table of content page to now be the back cover page of the Prospectus and we have inserted the following language on that page:

“Dealers who solicit prospective investors in the subject offering are required to deliver a copy of this Prospectus commencing upon the effective date of the subject Registration Statement and terminating 40 days thereafter. The effective date of the Registration Statement, of which this Prospectus is a part, is    , 2005.”

Prospectus Summary, Page 1

3.	We note your response to our prior comment 9. Please provide disclosure as requested under the first bullet point of our prior comment.

The following is the first bullet point of Comment No. 9:

Disclose that you have significant net losses, and state the amount for the most recent audited and interim periods. Also, disclose if accurate that you have an expectation of continued significant losses and inadequate cash from operations to cover operating and net losses.

We have inserted an additional sentence into the Summary. The responsive discussion now reads as follows: (we will update this sentence upon completion of the audited financial statements):

“We have not generated a profit during our last two fiscal years and there is no assurance that we will develop profitable operations in the future. Our net operating loss for the calendar year 2003 was $774,367and our net operating loss for the six months ended June 20, 2004 is $38,037.”

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

Dilution, Page 11

4.
You state that the commitment date for the issuance of the Series A Convertible Preferred Stock was June 30, 2004. Please supplementally explain how you determined that June 30, 2004 was the commitment date as that term is defined in paragraph I, footnote I of EITF 98-5. Please be sure to explain the large disincentives for nonperformance that existed in the agreement as of June 30, 2004 such that the investors’ purchase of the preferred shares was probable as of June 30, 2004. Absent “sufficiently large disincentives for nonperformance” as of June 30, 2004, it appears that the commitment date for purposes of applying the guidance in EITF 98-5 would be the date that the preferred shares were sold to investors in October 2004. Please advise. We may have further comments after reviewing your response.

The June 30, 2004 commitment date was determined to facilitate discussion of your initial comment related to EITF 98-5. The commitment date is the date when an agreement has been reached and the investor is committed to purchase the securities based on those terms. Please note that there were no disincentives for nonperformance as the subscription agreement for each subscriber had no conditions other to acknowledge the subscriber’s intent to purchase the number of shares indicated in the subscription agreement. Each subscription agreement required the subscription price to be forwarded upon execution of the agreement. The receipt of the subscription agreement and the related payment could be argued as the date the investor committed to purchasing the stock. The subscription agreements and the accompanying payment were received together at various times during May, June and July, with over 88% being received in May. Therefore, one could argue the commitment date was different for each subscription and to facilitate discussion, June 30 was chosen as it was close to the date of receipt of most subscriptions, it was the close of a quarter and the original intent of the parties was that the stock would be issued on or about July 1. However, it was subsequently determined the stock could not be issued until November.

The negotiation and determination of the subscription price was determined based on discussions and negotiations with the potential stock purchasers. Those discussions occurred during the first and second quarters of 2004 and were based on the company’s financial statements as of December 31, 2003. The price was eventually determined based on a consensus of what the stock holders were willing to pay and what the company was willing to accept, in other words based on fair value as defined in accounting literature. No valuation or other formal determination of value occurred.

One determination of value is to value the company based on a multiple of sales. Private companies in this industry tend to sell for 1 to 2 times revenue. Using December 31, 2004 sales of $6,781,776 and 4,726,091 shares outstanding, this would result in a per share stock valuation of between $1.44 and $2.88. The $2.50 per share conversion price is within this range of value. Therefore, management believes the preferred stock was issued at fair value.

The proposed stock offering price of $4.00 is an amount which management determined based on its growth in revenue. The actual IPO price will be determined based on company results for 2004 and market conditions, including the desirability of the IPO. Management currently believes that the proposed stock offering price is reasonable based on company revenues for 2004 exceeding $9,000,000. Using a multiple of one to two times revenue, the stock value would be $1.90 to $3.80. Public company valuations for the industry can exceed three times revenue which would be a price exceeding $5.70.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

Management’s Discussion and Analysis

Overview, Page 13

5.
We note your response to our prior comment 9. Please state the percentage of your total sales revenue that you derive from your products being sold at natural and specialty food stores, at retail stores serviced by your vehicles, and also at large retailers and mainstream beverage distributors.

We can track the sales by sales direct to large retailers, our local direct sales distribution and all other distributors. The last category includes some 75 active distributors and we have not set up our computers to break them out easily. We have updated page 13 to include the details of percentage of sales requested by this comment. We have included in direct sales to large retailers the Trader Joe’s account and that is why this number has increased from the prior levels.

Results of Operations, Page 17

6.
Your revised disclosure indicates that increases in sales are attributable to increases in new and existing product sales, but you do not discuss the specific products contributing to the sales changes. For changes in existing product sales, identify the specific products driving the change in sales and explain why sales increased, For example, if the increase in sales of existing products is the result of sales to a new customer, state so, Please also break down the change in sales by reference to percentage changes in average selling price and unit volumes, or other metrics used by management. To the extent that introductions of new products were supported by one-time advertising or promotional campaigns or discounted pricing to attract customers, please explain the nature of the special promotions and whether you anticipate that sales of new products at current levels are sustainable absent such promotions or discounts. Please revise your filing accordingly

We have updated pages 17 and 18 of the MD&A to reflect the expanded information requested in this comment.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

7.
In our prior comment 23, we requested that where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods that you quantify the extent to which each change contributed to the overall change in that line item, if practical. You provide a list of the primary factors leading to the decrease in gross margin through the first six months of 2004 totaling 0.4%. However, gross margin decreased by 3.0%. Please revise your filing to address the most significant factors impacting the decrease in your gross margin.

In response to this Comment, the document has been updated to reflect the correct numbers.

Liquidity and Capital Resources, Page 19

8.
You identify increases in receivables and inventory, offset by an increase in accounts payable as the primary drivers of the use of operating cash flow. In our prior comment 23, we requested that you expand your discussion to address the specific business reasons why inventory and accounts payable fluctuated. In this regard, it would be helpful to disclose your inventory turnover, day’s payables outstanding, or other metrics used by management to evaluate working capital. Such disclosure should be accompanied by an explanation and analysis of any material trends indicated by the data. Also, please supplementally provide us with your day’s sales outstanding for each period presented so that we may better understand your assertion that changes in receivables were directly attributable to an increase in June sales. Please expand your disclosure accordingly.

Traditional ratios are not useful in analyzing the change in working capital during the six month period due to a variety of factors. In addition, management does not currently use traditional ratios in managing the business because management deems it more effective to manage the business by adjusting production, inventory and operating expenses based on sales volume. The management of cash flow is done by monitoring sales, operating expenses, the collection of receivables and then raising equity or debt to support the cash requirements of the business.

Consequently, we have modified the Liquidity and Capital Resources section of the filing to discuss the business reasons for the fluctuation.

Business

Manufacturer of Our Products, Page 26

9.	We note your response to our prior comment 32. Please identify the co-pack facility in Germany, as it is the only supplier of your Virgil’s Root Beer swing-lid bottles.

In response to this Comment, Page 26 has been updated to reflect to identify the co-pack facility in Germany.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

Plan of Distribution, Page 40

10.	We note your response to our prior comment 41. Please state when you expect Reed’s, Inc. to be quoted on the OTC Bulletin Board:

In response to this Comment, this section has been updated to state that the Company plans to apply for quotation on the OTCBB as soon as they can after completion of this offering.

11.	We note your response to our prior comment 44. Please disclose in this section the information discussed in your response letter on how you have determined the anticipated offering price.

We have updated page 40 with the pricing rational as put forth in our response to your previous Comment number 44.

Risk Factors

12.
We note your response to our prior comment 50. Please include in the table at the bottom of page 42 the number of shares and options related to Mr. Sharma and Mr. Grace, and the aggregate number of shares and options underlying the lockup agreement.

We have included the chart in the document on page 42 as requested with the aggregate total for options and shares locked up.

13.
We note your response to our prior comment 51. Please identify the agent in charge of the common stock and options subject to the escrow. In addition, explain the legal basis of your statement that even though you did not withdraw your previous registration statement in the various states, “there is an argument that these agreements terminated and are not currently effective.”

The previous lock-in agreement did not contemplate an escrow agent. The agreement relied upon contractual covenants restricting transferability. As indicated in our prior response to Comment number 51, we have entered into an entirely new set of lock-in agreement which effectively terminate the prior lock-in agreements which are the subject of this comment. As a result, the issue of whether the registration statements withdrawal effected a termination of the previous lock-in is now rendered irrelevant.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

Financial Statements

General

14.
In response to several of our prior comments you have indicated that you intend to revise your financial statements and/or notes, but you have not provided the proposed revisions for our review, Please understand that we may have further comments upon reviewing the revisions included in your next amendment.

We understand this and our financial operations are currently being audited. We intend to file a revised Registration Statement containing the new financial data as quickly as practicable after completion of the audit.

Note 1M. Advertising Costs, F-10

15.
In response to our prior comment 63 you state that the company does not engage in promotional allowance activity, You further explained in your response to our prior comment number 64 that when you decide to promote a product you do so with direct advertising and expense those costs and when you provide incentives to distributors and retailers you do so by reducing the sales price of the products sold. However, on page 15 you state that you support your customers with promotional allowances, a portion of which is utilized for marketing and indirect advertising by them. You also make reference to promotional allowances payable to customers being based on the levels of sales to such customers and that you estimate promotion requirements or expected use of the related allowances and that such allowances are subject to adjustments. Please reconcile the disclosures on page 15 with your responses to our prior comments 63 and 64. Note that if you do engage in promotional allowance activity please revise and supplementally respond to our prior comments 63 and 64.

The language on page 15 was not correct. It was mistakenly not deleted from Amendment #1. It has since been deleted.

Note 4. Intangible Assets, F-l2

16.
In our prior comment 65, we requested an explanation of the nature of capitalized package design costs and requested reference to authoritative guidance to support the capitalization of the costs, In your response you stated that the design costs relate to costs incurred in creating the packing and labeling of your products. You did not provide a reference to authoritative guidance to support your capitalization. Please note that research and development costs should be expensed as incurred, Research and development costs include design. Refer to SFAS 2. Please revise or supplementally advise, with reference to authoritative guidance, why capitalization of packaging design costs is appropriate.

We do not believe SFAS 2 applies because we do not believe the design of packing and labeling meets the definition of research and development. The definition of research and development in SFAS 2 is dealing with activities to create a new product or process, either to be sold or used. The activity of designing packing and labeling does not result in a new product or process rather it results in a marketing component of the product we sell. This marketing component, we believe, is unique and contributes to the future sales of our product as it attempts to capture the consumer’s eye and draws them to our displayed product.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

We believe the costs incurred in the graphic design of product packaging and labeling, the designs of which are created by graphic artists we contract with, provide future economic benefit to the company because they contribute to the sale of the product. The costs we are capitalizing are the costs to produce the final design. We do not capitalize costs of preliminary designs. Consequently, the matching of final design costs to future periods is appropriate. Accordingly, we believe these costs meet the definition of an intangible asset, as it is defined in SFAS 142, Appendix F. Therefore, we have accounted for these costs in accordance with SFAS 142.

The way we are accounting for packaging and design costs is analogous to the accounting treatment of trade marks and trade names, whereby the costs to design the trade mark or trade name are capitalized.

Note 10. Stock Options, F-l4

17.
This table in this note indicates that as of June 30, 2004 you have 72,500 options outstanding and exercisable. On page 34, you state that as of the date of this prospectus, 17,500 options have been issued under the 2001 Stock Option Plan. Please revise or advise.

Additional language was added to page 34 to indicate a total of 72,500 options are outstanding.

Item 46 of the Commission's December 10, 2004 comment correspondence requested copies of any text or writing which would appear on the Company’s products associated with the subject offering. While the Company continues to develop the material that will be used with our products, prior to filing the subject offering with the Commission, the Company did include on certain of its labels the legend "A Publicly Traded Company". This legend was intended as a characterization of the Company's previous SCOR offering. The Company discontinued the use of all such labels containing the legend prior to filing the subject offering and has clearly stated in all business plans, private placement memoranda, and registration statements including the current one that there is no public market established for any of its securities.

Horwitz & Cron

United States Securities and Exchange Commission
Attn: H. Christopher Owings, Assistant Director ~ Office of Small Business
Responsive Letter of March 22, 2005 to SEC Comments
       RE: REED’S, INC., a Delaware corporation
Registration Statement on Form SB-2
SEC File No.: 333-120451 ~ Filed November 12, 2004

In accordance with Mr. Horwitz’s discussion with Messrs. Owing and Bhaumik, we have also reinserted a section regarding Forward Looking Statements. While this section discusses the concept of Forward Looking Statements, we have deleted all references to the statutory safe harbor.

It is the Company’s intention to file a complete Registration Statement with Financial Statements upon completion of its audit. It is our understanding that the Commission will provide the Company with an informal reply to this response correspondence in order to facilitate the review of the Company’s Registration Statement.

Sincerely,

Horwitz & Cron

Lawrence W. Horwitz/sm

Lawrence W. Horwitz
LWH:sm

Cc: Client